2000 Clearwater Drive	P 630.437.3600
Oak Brook, IL 60523	F 630.964.6475
HUBGROUP.COM

January 17, 2018

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F. Street, N. E.

Washington, D. C. 20659

Re:	Hub Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 10-Q for Quarterly Period Ended March 31, 2017
Filed April 28, 2017
Form 10-Q for Quarterly Period Ended June 30, 2017
Filed July 28, 2017
Form 8-K/A Furnished September 15, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017
Filed October 31, 2017
File No. 000-27754

Dear Ms. Shenk:

Hub Group, Inc. (the “Company”) is writing in response to your comment letter dated December 21, 2017, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) in regard to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016, Form 10-Q for Quarterly Period Ended March 31, 2017, Form 10-Q for Quarterly Period Ended June 30, 2017, Form 10-Q for Quarterly Period Ended September 30, 2017 and Form 8-K/A Furnished September 15, 2017. We have carefully considered the Staff’s comments and our responses are set forth below. For the convenience of the Staff, the texts of the comments are reproduced in their entirety followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibit 32.1

1.	We note your Section 906 certification in this filing and all Form 10-Qs filed in 2017 are not dated. Please file a full amendment to your December 31, 2016 Form 10-K and all Form 10-Qs filed in 2017 that includes the entire filing, including Exhibit 31 certifications and together with a corrected Exhibit 32 certification. All certifications should be dated as of the date you file the amendment.

Response:	The Company acknowledges the Staff’s comment and on January 5, 2018, filed a full amendment to our December 31, 2016 Form 10-K and all Form 10-Qs filed in 2017 which included the entire filing, including Exhibit 31 certifications and together with a corrected Exhibit 32 certification. Additionally, all certifications were dated as of the date we filed the amendment.

Form 8-K/A Furnished September 15, 2017

Exhibit 99.3

2.	We note you have filed the audited financial statements of Estenson Logistics, LLC for the years ended December 31, 2016 and 2015. Please revise to include a signed accountant´s report in accordance with Item 9.01(a)(2) of Form 8-K.

Response:	The Company acknowledges the Staff’s comment and on January 5, 2018, filed a full amendment to our 8-K/A to include a signed accountant´s report in accordance with Item 9.01(a)(2) of Form 8-K.

Closing

The Company respectfully submits that the foregoing is appropriately responsive to the comments of the Staff and respectfully requests an opportunity to discuss these responses further with the Staff if, following a review of this information, the Staff does not concur with the Company’s views.

Please contact the undersigned at (630) 271-3676 if you have any questions or require additional information.

Sincerely,

/s/ Terri A. Pizzuto

Terri A Pizzuto

Executive Vice President, Chief Financial Officer and Treasurer